Exhibit 99.1

Jinko Holdings Announces Third Quarter 2026 Financial Results

10/30/2026

SHANGRAO, China, Oct. 30, 2026 /PRNewswire/ -- Jinko Holdings Limited (“Jinko Holdings” or the “Company”) (NYSE: JKS), today announced its unaudited financial results for the third quarter ended September 30, 2026.

Third Quarter 2026 Business Highlights

Core Solar and Energy Storage Business Highlights

•	Continued to optimize product mix, with shipments of Tiger Neo 3.0 modules exceeding 5 GW during the quarter and commanding a premium of approximately US$0.01/W over conventional modules.

•	Launched the next-generation Tiger Neo 5.0 all-black premium residential module, based on the TAC technology platform, featuring power output of up to 510 W and module efficiency of up to 25.52%.

•	Recognized approximately 1.75 GWh of energy storage system (ESS) shipments as revenue, with profitability of energy storage business improving both year over year and sequentially.

Strategic Investment Highlights

•	Continued to invest in semiconductors, artificial intelligence (AI), energy storage and other frontier technologies, with total new and follow-on investments of approximately RMB330 million in the third quarter, of which approximately RMB254 million was the Company’s capital. Investments included KiwiMoore, a provider of full-stack AI networking products and solutions specializing in advanced Chiplet and chip interconnect technologies, and TIGSTOR, a company focused on the development and application of supercapacitor technologies.

•	Completed the exit from the investment in LAPLACE Renewable Energy Technology Co., Ltd. (“LAPLACE”), generating additional cash proceeds of approximately RMB38.7 million upon the divestment of the remaining equity interest in LAPLACE.

•	Portfolio companies continued to make progress during the quarter. SiliconFlow completed the second tranche of its Series B+ financing round and its Series C financing round in September 2026. In addition, StepFun launched its STEPX terminal brand and related AI terminal products in July, further expanding the application of large language models in end-user devices.

•	More recently, Adaspace Technology, another of our portfolio companies, passed the listing hearing of the Hong Kong Stock Exchange.

Third Quarter 2026 Operational and Financial Highlights

•	Quarterly shipments of solar modules were 15,003 MW, down 6.0% sequentially and 25.0% year-over-year.

•	Total revenues were RMB13.62 billion (US$2.03 billion), up 10.2% sequentially and down 15.7% year-over-year.

•	Gross profit was RMB1.67 billion (US$249.3 million), up 225.7% sequentially and 41.4% year-over-year.

•	Gross profit margin was 12.3%, compared with gross profit margin of 4.2% in Q2 2026 and gross profit margin of 7.3% in Q3 2025.

•	Net loss attributable to Jinko Holdings Limited’s ordinary shareholders was RMB170.0 million (US$25.4 million), compared with net loss attributable to Jinko Holdings Limited’s ordinary shareholders of RMB697.3 million in Q2 2026 and net loss attributable to Jinko Holdings Limited’s ordinary shareholders of RMB749.8 million in Q3 2025.

•	Adjusted net loss attributable to Jinko Holdings Limited’s ordinary shareholders was RMB7.9 million (US$1.2 million), which excludes the impact of (i) the change in fair value of long-term investment, (ii) gain from disposal of subsidiaries, (iii) the impairment of long-lived assets and (iv) share-based compensation expenses, compared with adjusted net loss attributable to Jinko Holdings Limited’s ordinary shareholders of RMB906.2 million in Q2 2026 and adjusted net loss attributable to Jinko Holdings Limited’s ordinary shareholders of RMB409.1 million in Q3 2025.

•	Basic and diluted losses per ordinary share were RMB0.80 (US$0.12) and RMB0.80 (US$0.12), respectively. This translates into basic and diluted losses per ADS of RMB3.20 (US$0.48) and RMB3.20 (US$0.48), respectively.

Mr. Dimi Du, Jinko Holdings’ Chief Executive Officer, commented, “In the third quarter, the measures we put in place to optimize our order book and product mix began to deliver results. Module shipments were 15.0 GW, with overseas markets accounting for around 70% of the total, as we continued to execute an operating strategy that balances shipment volume and profitability. Shipments of our Tiger Neo 3.0 modules exceeded 5 GW during the quarter, commanding a premium of approximately 1 US cent per watt over conventional modules. Benefiting from higher shipments of high-efficiency products, the continued cost optimization of TOPCon 3.0 and improved profitability in our energy storage business, our gross margin rose to 12.3% from 4.2% in the second quarter, while our net loss narrowed significantly both sequentially and year-over-year.

The PV industry remains at a critical stage of supply and demand adjustment, and its shift from production capacity and shipment scale toward effective supply, product value and earnings quality continues. As the relevant national authorities promote the orderly and well-regulated development of the industry through stricter standards and higher technical and energy efficiency requirements, we expect less efficient capacity to be gradually phased out and competition to focus more on technological innovation, product quality and customer value. This shift reinforces our focus on high-efficiency products, the disciplined buildout of capacity, and delivering greater customer value across global markets.

In line with this focus, we expect to have approximately 40 GW of high-efficiency production capacity meeting the Level 1 national energy efficiency requirements by the end of 2026, as the capacity ramp-up for Tiger Neo 3.0 progresses and production costs continue to improve. We believe technological innovation creates the most value when it meets customer needs across different application scenarios and delivers tangible economic benefits at scale. Following the launch of our Tiger Neo 5.0 module in June, we recently introduced the Tiger Neo 5.0 all-black premium residential module. Built on our TAC technology platform, it delivers power output of up to 510 W and module efficiency of up to 25.52%. We will focus this product on the global premium distributed PV market, particularly residential rooftop applications, and plan to ramp up production and shipments gradually over the next two years in line with market demand and industry conditions.

Our energy storage business generated a notable increase in scale and improved profitability during the quarter, with approximately 1.75 GWh of shipments recognized as revenue, matching the total for full year 2025. We are advancing the application of our proprietary PCS products, exploring opportunities in emerging scenarios such as data centers, and deepening the synergies between solar and storage across customer resources, sales channels and technical services, to deliver more sustainable growth and profit contribution going forward.

The completion of our recent name change to Jinko Holdings Limited marks a new starting point in our development. While the long-term development of our core solar and energy storage businesses remains our top priority, we are taking a more open and disciplined approach to opportunities in AI, renewable energy, advanced materials, commercial space and other frontier technologies, with our investment platform serving as a complementary driver of long-term value creation. During the third quarter, we made new and follow-on investments of approximately RMB330 million, of which approximately RMB254 million was our own capital, including in KiwiMoore, which specializes in advanced chiplet and chip interconnect technologies, and TIGSTOR, which develops supercapacitor technologies. Several of our portfolio companies also completed significant financing rounds during the quarter, including SiliconFlow, while StepFun also launched its STEPX terminal brand and related AI terminal products in July, further extending the application of its large language models in end-user devices. More recently, Adaspace Technology, another of our portfolio companies, passed the listing hearing of the Hong Kong Stock Exchange.

As of the end of the third quarter of 2026, the fair value of our strategic investment portfolio was approximately RMB2.05 billion. During the first nine months of 2026, our portfolio generated gains of approximately RMB327.2 million, comprising approximately RMB82.3 million in realized gains and approximately RMB244.9 million in unrealized fair value gains. Over the same period, portfolio exits generated approximately RMB386.4 million in cash proceeds. Notably, having divested a substantial portion of our equity interest in LAPLACE in the first half, we completed our exit from the remaining interest in the third quarter, generating additional cash proceeds of approximately RMB38.7 million. Our initial investment cost in LAPLACE was approximately RMB65.0 million and the investment generated cumulative gains of approximately RMB356.8 million. We will remain selective, balancing new investments against exits and improving capital utilization efficiency.

Looking ahead, we will build on three core pillars, namely technological innovation, globalization and AI transformation, to drive integrated solar-plus-storage development. We will continue to balance shipment volume and profitability, optimize our product and order book mix, and maintain strict control over capital expenditure to make the improvement in our operating performance more sustainable. For the fourth quarter of 2026, we expect module shipments to be between 16 GW and 18 GW. For full year 2026, we expect energy storage system shipments of approximately 10 GWh on a proof-of-delivery basis.”

Third Quarter 2026 Financial Results

Total Revenues

Total revenues in the third quarter of 2026 were RMB13.62 billion (US$2.03 billion), representing an increase of 10.2% from RMB12.36 billion in the second quarter of 2026 and a decrease of 15.7% from RMB16.16 billion in the third quarter of 2025. The sequential increase was mainly attributable to the growth in revenue generated from the sale of energy storage systems and an increase in average selling price of solar modules, while the year-over-year decrease was primarily due to a decrease in the shipment volume of solar modules.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2026 was RMB1.67 billion (US$249.3 million), compared with gross profit of RMB513.1 million in the second quarter of 2026 and gross profit of RMB1.18 billion in the third quarter of 2025.

Gross profit margin was 12.3% in the third quarter of 2026, compared with gross profit margin of 4.2% in the second quarter of 2026 and gross profit margin of 7.3% in the third quarter of 2025. The sequential and year-over-year increases were mainly driven by continuous cost optimization in the Company’s high-efficiency production lines, together with an increased share of high-efficiency product shipments, and greater contribution from higher-margin energy storage system revenue.

Loss from Operations and Operating Margin

Loss from operations in the third quarter of 2026 was RMB80.0 million (US$11.9 million), compared with loss from operations of RMB1.44 billion in the second quarter of 2026 and loss from operations of RMB1.40 billion in the third quarter of 2025. The sequential improvement was primarily attributable to the increase in our gross profit in the third quarter of 2026, while the year-over-year improvement was primarily due to the decrease in our operating expenses in the third quarter of 2026.

Operating loss margin was 0.6% in the third quarter of 2026, compared with operating loss margin of 11.6% in the second quarter of 2026 and operating loss margin of 8.7% in the third quarter of 2025.

Total operating expenses in the third quarter of 2026 were RMB1.75 billion (US$261.2 million), representing a decrease of 10.2% from RMB1.95 billion in the second quarter of 2026 and a decrease of 32.3% from RMB2.59 billion in the third quarter of 2025. The sequential decrease was primarily due to lower expected credit losses in the third quarter of 2026, while the year-over-year decline was mainly due to a reduction in the impairment of long-lived assets, along with lower expected credit losses in the third quarter of 2026.

Total operating expenses accounted for 12.9% of total revenues in the third quarter of 2026, compared to 15.8% in the second quarter of 2026 and 16.0% in the third quarter of 2025.

Interest Expenses and Interest Income

Interest expenses were RMB319.3 million (US$47.6 million), and interest income was RMB 67.9 million (US$10.1 million) in the third quarter of 2026.

Net interest expenses in the third quarter of 2026 were RMB251.3 million (US$37.5 million), representing a decrease of 8.0% from RMB273.3 million in the second quarter of 2026 and an increase of 24.6% from RMB201.8 million in the third quarter of 2025. The sequential decrease was primarily due to the Company’s continued optimization of its interest-bearing debt structure and financing costs, which led to lower interest expenses, while the year-over-year increase was primarily attributable to lower interest income generated from the Company’s deposits.

Subsidy Income

Subsidy income in the third quarter of 2026 was RMB385.6 million (US$57.5 million), compared with RMB201.8 million in the second quarter of 2026 and RMB358.6 million in the third quarter of 2025. The sequential and year-over-year changes were primarily attributable to the changes in government grants related to income.

Exchange (Loss)/Gain, net

The Company recorded a net exchange loss of RMB228.7 million (US$34.1 million) in the third quarter of 2026, compared to a net exchange loss of RMB325.4 million in the second quarter of 2026 and a net exchange loss of RMB123.4 million in the third quarter of 2025. The sequential and year-over-year changes were mainly attributable to fluctuations in the exchange rates of the US dollar and euro against RMB in the third quarter of 2026.

Change in Fair Value of Forward Contracts and Commodity Futures

The Company recorded a net gain from change in fair value of forward contracts and commodity futures of RMB2.0 million (US$0.3 million) in the third quarter of 2026, compared to a net loss of RMB48.4 million in the second quarter of 2026 and a net gain of RMB53.0 million in the third quarter of 2025. The sequential and year-over-year changes were primarily attributable to the changes in fair value of forward contracts in the third quarter of 2026.

Change in Fair Value of Long-term Investment

The Company holds certain equity interests in several companies operating across the semiconductors, artificial intelligence, energy storage, and other frontier technologies, which are recorded as long-term investment or available-for-sale securities and reported at fair value with changes in fair value recognized as gains or losses. As of September 30, 2026, the aggregate fair value of the Company’s strategic investments classified as long-term investments (excluding the investments accounted for under the equity method and held-to-maturity debt securities) and available-for-sale securities was RMB2.05 billion (US$305.1 million), compared with RMB1.99 billion as of June 30, 2026.

The Company recognized a loss from change in fair value of long-term investment of RMB167.5 million (US$25.0 million) in the third quarter of 2026, compared with a gain of RMB370.3 million in the second quarter of 2026 and a gain of RMB60.7 million in the third quarter of 2025. The sequential and year-over-year changes were primarily due to the changes in fair value of several companies we invested in.

Other (Loss)/Income, Net

Net other income in the third quarter of 2026 was RMB79.1 million (US$11.8 million), compared with net other loss of RMB23.9 million in the second quarter of 2026 and net other loss of RMB121.8 million in the third quarter of 2025. The sequential and year-over-year changes were partially due to the changes in the fair value of financial instruments in the third quarter of 2026.

Gain from disposal of subsidiaries

We did not recognize any gain from disposal of subsidiaries in the third quarter of 2026. For the three months ended June 30, 2026, we recognized a pre-tax disposal gain of approximately RMB236.6 million in connection with the transfer of 75.1% equity interest in Jinko Solar (U.S.) Industries Inc. For the three months ended September 30, 2025, we recognized a pre-tax disposal gain of approximately RMB72.0 million in connection with the transfer of 80% equity interest in Zhejiang New Materials Co., Ltd.

Equity in Income/(Loss) of Affiliated Companies

The Company indirectly holds equity interests in several affiliated companies engaged in solar business, which are accounted for using the equity method. The Company recorded equity in loss of affiliated companies of RMB10.7 million (US$1.6 million) in the third quarter of 2026, compared with equity in loss of affiliated companies of RMB78.6 million in the second quarter of 2026 and equity in income of affiliated companies of RMB2.9 million in the third quarter of 2025. The fluctuations in equity in loss or income of affiliated companies primarily arose from changes in the net loss or income of the affiliated companies.

Income Tax Benefit

The Company recorded an income tax benefit of RMB117.6 million (US$17.5 million) in the third quarter of 2026, compared with income tax benefit of RMB163.7 million in the second quarter of 2026 and income tax benefit of RMB191.6 million in the third quarter of 2025.

Net Loss Attributable to Non-Controlling Interests

Net loss attributable to non-controlling interests amounted to RMB40.2 million (US$6.0 million) in the third quarter of 2026, compared with net loss attributable to non-controlling interests of RMB569.9 million in the second quarter of 2026 and net loss attributable to non-controlling interests of RMB385.8 million in the third quarter of 2025. The sequential and year-over-year decreases were mainly attributable to the narrowing of net loss at Jiangxi Jinko, the Company’s majority-owned principal operating subsidiary.

Net Loss and Losses per Share

Net loss attributable to Jinko Holdings Limited’s ordinary shareholders was RMB170.0 million (US$25.4 million) in the third quarter of 2026, compared with net loss attributable to Jinko Holdings Limited’s ordinary shareholders of RMB697.3 million in the second quarter of 2026 and net loss attributable to Jinko Holdings Limited’s ordinary shareholders of RMB749.8 million in the third quarter of 2025.

Excluding the impact of (i) the change in fair value of the long-term investment, (ii) gain from disposal of subsidiaries, (iii) the impairment of long-lived assets and (iv) share-based compensation expenses, adjusted net loss attributable to Jinko Holdings Limited’s ordinary shareholders was RMB7.9 million (US$1.2 million) in the third quarter of 2026, compared with adjusted net loss attributable to Jinko Holdings Limited’s ordinary shareholders of RMB906.2 million in the second quarter of 2026 and adjusted net loss attributable to Jinko Holdings Limited’s ordinary shareholders of RMB409.1 million in the third quarter of 2025.

Basic and diluted losses per ordinary share were RMB0.80 (US$0.12) and RMB0.80 (US$0.12), respectively, in the third quarter of 2026, compared to basic and diluted losses per ordinary share of RMB3.30 and RMB3.30, respectively, in the second quarter of 2026, and basic and diluted losses per ordinary share of RMB3.58 and RMB3.58, respectively, in the third quarter of 2025. As each ADS represents four ordinary shares, this translates into basic and diluted losses per ADS of RMB3.20 (US$0.48) and RMB3.20 (US$0.48), respectively, in the third quarter of 2026; basic and diluted losses per ADS of RMB13.19 and RMB13.19, respectively, in the second quarter of 2026; and basic and diluted losses per ADS of RMB14.32 and RMB14.32, respectively, in the third quarter of 2025.

Financial Position

As of September 30, 2026, the Company had RMB15.56 billion (US$2.32 billion) in cash, cash equivalents, and restricted cash, compared with RMB16.94 billion as of June 30, 2026.

As of September 30, 2026, the Company’s net accounts receivable was RMB11.95 billion (US$1.78 billion), compared with RMB12.61 billion as of June 30, 2026.

As of September 30, 2026, the Company’s inventories were RMB17.61 billion (US$2.63 billion), compared with RMB16.47 billion as of June 30, 2026.

As of September 30, 2026, the Company’s total interest-bearing debts were RMB45.15 billion (US$6.73 billion), compared with RMB44.90 billion as of June 30, 2026.

Operations and Business Outlook Highlights

Fourth Quarter and Full Year 2026 Guidance

The Company’s business outlook is based on management’s current views and estimates with respect to market conditions, production capacity, the Company’s order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2026, the Company expects its module shipments to be in the range of 16.0 GW to 18.0 GW.

For full year of 2026, the Company expects its ESS shipments to be approximately 10GWh on a proof-of-delivery basis.

Solar Products Production Capacity

The Company expects to have approximately 40 GW of high-efficiency production capacity capable of meeting Level 1 national energy efficiency requirements, by the end of 2026.

Recent Business Developments

•	In August 2026, JinkoSolar appointed new Chief Executive Officer.

•	In September 2026, JinkoSolar announced proposed change of Company Name to Jinko Holdings Limited and provides strategic investment update.

Conference Call Information

Jinko Holdings’ management will host an earnings conference call on Friday, October 30, 2026 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10057970-zqexir.html

It will automatically direct you to the registration page of “Jinko Holdings Third Quarter 2026 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, November 6, 2026. The dial-in details for the replay are as follows:

International: +61 7 3107 6325

U.S.:                +1 855 883 1031

Passcode:      10057970

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Jinko Holdings’ website at https://ir.jinkosolar.com/.

About Jinko Holdings Limited

Jinko Holdings (NYSE: JKS) is a holding company combining clean energy industrial operations and strategic investment in emerging and frontier technologies. Its industrial foundation is a controlling interest in Jinko Solar Co., Ltd. (SSE: 688223), a global leader in clean energy technology. The Company makes disciplined strategic investments in renewable energy, advanced materials, artificial intelligence, commercial space and other frontier technologies, drawing on its industrial experience and its ability to identify emerging technologies and bring them to commercial scale.

Through Jinko Solar Co., Ltd., the Company distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

Through Jinko Solar Co., Ltd., the Company has over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of September 30, 2026.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rates in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2026, which was RMB6.7045 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Jinko Holdings’ filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

Jinko Holdings Limited

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +852 2117 0861

Email: christian.arnell@christensencomms.com

In the U.S.:

Email: jinko@christensencomms.com

JINKO HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the nine months ended
	Sep 30, 2025	June 30, 2026	Sep 30, 2026		Sep 30, 2025	Sep 30, 2026
	RMB’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Revenues	16,158,497	12,356,951	13,619,740	2,031,432	47,990,862	38,225,739	5,701,505
Cost of revenues	(14,976,562)	(11,843,858)	(11,948,647)	(1,782,183)	(46,635,340)	(35,022,976)	(5,223,801)
Gross profit	1,181,935	513,093	1,671,093	249,250	1,355,522	3,202,763	477,704

Operating expenses:
Selling and marketing	(999,538)	(939,426)	(967,111)	(144,248)	(3,372,216)	(2,808,226)	(418,857)
General and administrative	(775,946)	(767,565)	(551,722)	(82,291)	(2,392,772)	(1,795,851)	(267,858)
Research and development	(255,721)	(231,363)	(232,234)	(34,639)	(659,121)	(692,080)	(103,226)
Impairment of long-lived assets	(555,439)	(11,145)	-	-	(579,975)	(11,145)	(1,662)
Total operating expenses	(2,586,644)	(1,949,499)	(1,751,067)	(261,178)	(7,004,084)	(5,307,302)	(791,603)

Loss from operations	(1,404,709)	(1,436,406)	(79,974)	(11,928)	(5,648,562)	(2,104,539)	(313,899)
Interest expenses	(326,757)	(386,897)	(319,259)	(47,618)	(1,001,159)	(1,086,791)	(162,099)
Interest income	124,972	113,621	67,932	10,132	374,840	291,439	43,469
Subsidy income	358,573	201,820	385,646	57,520	906,562	919,377	137,128
Exchange (loss)/gain,net	(123,417)	(325,367)	(228,733)	(34,116)	288,954	(1,036,908)	(154,659)
Change in fair value of forward contracts and commodity futures	53,033	(48,414)	1,992	297	(179,747)	(401,140)	(59,831)
Change in fair value of Long-term Investment	60,677	370,308	(167,544)	(24,990)	56,823	327,189	48,801
Other (loss)/income, net	(121,817)	(23,880)	79,086	11,796	(505,926)	90,068	13,434
Gain from disposal of subsidiaries	71,992	236,585	-	-	71,992	236,585	35,287
Loss before income taxes	(1,307,453)	(1,298,630)	(260,854)	(38,907)	(5,636,223)	(2,764,720)	(412,369)
Income tax benefits	191,635	163,675	117,564	17,535	1,179,882	660,499	98,516
Equity in income/(loss) of affiliated companies	2,919	(78,621)	(10,718)	(1,599)	(114,026)	(143,808)	(21,449)
Net loss	(1,112,899)	(1,213,576)	(154,008)	(22,971)	(4,570,367)	(2,248,029)	(335,302)
Less: Net loss attributable to non-controlling interests	385,798	569,946	40,162	5,990	1,688,478	1,059,483	158,026
Less: Accretion to redemption value of redeemable non-controlling interests	(22,685)	(53,623)	(56,173)	(8,378)	(63,197)	(142,241)	(21,216)
Net loss attributable to Jinko Holdings Limited’s ordinary shareholders	(749,786)	(697,253)	(170,019)	(25,359)	(2,945,086)	(1,330,787)	(198,492)
Net loss attributable to Jinko Holdings Limited’s ordinary shareholders per share:
Basic	(3.58)	(3.30)	(0.80)	(0.12)	(14.15)	(6.32)	(0.94)
Diluted	(3.58)	(3.30)	(0.80)	(0.12)	(14.15)	(6.32)	(0.94)

Net loss attributable to Jinko Holdings Limited’s ordinary shareholders per ADS:
Basic	(14.32)	(13.19)	(3.20)	(0.48)	(56.62)	(25.29)	(3.77)
Diluted	(14.32)	(13.19)	(3.20)	(0.48)	(56.62)	(25.29)	(3.77)

Weighted average ordinary shares outstanding:
Basic	209,429,353	211,435,343	212,396,617	212,396,617	208,069,900	210,463,447	210,463,447
Diluted	209,429,353	211,435,343	212,396,617	212,396,617	208,069,900	210,463,447	210,463,447

Weighted average ADS outstanding:
Basic	52,357,338	52,858,836	53,099,154	53,099,154	52,017,475	52,615,862	52,615,862
Diluted	52,357,338	52,858,836	53,099,154	53,099,154	52,017,475	52,615,862	52,615,862

JINKO HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2025	Sep 30, 2026
	RMB’000	RMB’000	USD’000
ASSETS
Current assets:
Cash,cash equivalents, and restricted cash	22,938,381	15,555,255	2,320,121
Restricted short-term investments and short-term investments	7,487,415	6,669,539	994,786
Accounts receivable, net	13,587,215	11,954,791	1,783,100
Notes receivable, net	3,677,372	2,718,062	405,408
Advances to suppliers, net	1,325,633	1,668,788	248,905
Inventories, net	14,484,828	17,613,617	2,627,134
Forward contract and commodity future receivables	58,923	86,195	12,856
Prepayments and other current assets, net	4,909,826	5,736,084	855,557
Held-for-sale assets	344,553	87,209	13,008
Total current assets	68,814,146	62,089,540	9,260,875

Non-current assets:
Restricted long-term investments	471,573	921,453	137,438
Long-term investments	1,441,683	4,118,481	614,286
Property, plant and equipment, net	36,644,813	35,091,567	5,234,032
Land use rights, net	2,140,953	1,996,865	297,840
Intangible assets, net	445,866	384,846	57,401
Right-of-use assets, net	3,617,900	3,560,473	531,057
Deferred tax assets	4,576,302	4,418,390	659,019
Advances to suppliers to be utilised beyond one year	605,525	679,823	101,398
Other assets, net	2,026,752	1,876,207	279,843
Available-for-sale securities-non-current	238,464	764,473	114,024
Total non-current assets	52,209,831	53,812,578	8,026,338

Total assets	121,023,977	115,902,118	17,287,213

LIABILITIES
Current liabilities:
Accounts payable	13,707,552	13,166,315	1,963,803
Notes payable	9,996,577	6,425,837	958,437
Accrued payroll and welfare expenses	2,645,041	1,825,331	272,255
Advances from customers	5,316,889	7,004,428	1,044,735
Income tax payables	177,580	267,943	39,965
Other payables and accruals	12,370,639	11,187,540	1,668,659
Forward contract and commodity future payables	56,129	53,480	7,977
Deferred revenue	-	2,500	373
Lease liabilities - current	118,363	40,191	5,995

Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	10,655,366	15,278,185	2,278,796
Total current liabilities	55,044,136	55,251,750	8,240,995

Non-current liabilities:
Long-term borrowings	18,206,905	13,717,366	2,045,994
Convertible notes	10,594,637	8,927,262	1,331,533
Accrued warranty costs - non current	1,655,630	1,551,993	231,485
Lease liabilities-noncurrent	3,550,598	3,828,247	570,997
Deferred tax liability	29,974	57,273	8,542
Long-term Payables	4,371,333	4,017,442	599,216
Total non-current liabilities	38,409,077	32,099,583	4,787,767

Total liabilities	93,453,213	87,351,333	13,028,762

MEZZANINE EQUITY
Redeemable non-controlling interests	1,545,058	3,564,377	531,639

SHAREHOLDERS’ EQUITY
Total Jinko Holdings Limited shareholders’ equity	15,726,132	14,385,278	2,145,616

Non-controlling interests	10,299,574	10,601,130	1,581,196
Total shareholders’ equity	26,025,706	24,986,408	3,726,812

Total liabilities, non-controlling interest and shareholders’ equity	121,023,977	115,902,118	17,287,213

View original content: https://www.prnewswire.com/news-releases/jinko-holdings-announces-third-quarter-2026-financial-results-302924830.html

SOURCE Jinko Holdings Limited